EXECUTION COPY

AMENDMENT NO. 1 TO THE

CREDIT AGREEMENT

Dated as of September 8, 2006

AMENDMENT NO. 1 TO THE CREDIT AGREEMENT among Honeywell International Inc., a Delaware corporation (the “Company”), Honeywell ASCA Inc., Honeywell Limited Honeywell Limitee and Honeywell Aerospatiale Inc. (the “Borrowers”), the banks, financial institutions and other institutional lenders parties to the Credit Agreement referred to below (collectively, the “Lenders”) and Citibank, N.A., Canadian Branch, as agent (the “Agent”) for the Lenders.

PRELIMINARY STATEMENTS:

(1)          The Company, the Borrowers, the Lenders and the Agent have entered into a 364-Day Credit Agreement dated as of September 9, 2005 (the “Credit Agreement”). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Credit Agreement.

(2)          The Company, the Borrowers and the Lenders have agreed to amend the Credit Agreement as hereinafter set forth.

SECTION 1.     Amendment to Credit Agreement. The Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 2, hereby amended as follows:

(a)          The definition of “Termination Date” in Section 1.01 is amended by deleting the date “September 8, 2006” and substituting therefor the date “September 7, 2007”.

(b)          Section 4.01(e) is amended (i) by deleting the date “December 31, 2004” and substituting therefor the date “December 31, 2005” and (ii) by deleting the date “June 30, 2005” and substituting therefor the date “June 30, 2006”.

(c)          Section 8.03 is amended by adding at the end of thereof a new sentence, to read as follows:

In the event that Citibank or any of its Affiliates shall be or become an indenture trustee under the Trust Indenture Act of 1939 (as amended, the "Trust Indenture Act") in respect of any securities issued or guaranteed by the Company, the parties hereto acknowledge and agree that any payment or property received in satisfaction of or in respect of any obligation of the Company hereunder or under any Note by or on behalf of Citibank in its capacity as the Agent for the benefit of any Lender under this Agreement or any Note (other than Citibank or an Affiliate of Citibank) and which is applied in accordance with this Agreement shall be deemed to be exempt from the requirements of Section 311 of the Trust Indenture Act pursuant to Section 311(b)(3) of the Trust Indenture Act.

(d)          Schedule 3.01(b) of the Credit Agreement is hereby amended by deleting that Schedule in its entirely and replacing it with the attached Schedule 3.01(b).

SECTION 2.     Conditions of Effectiveness. This Amendment shall become effective as of the date first above written when, and only when, on or before September 8, 2006, the Agent shall have received counterparts of this Amendment executed by the Company, each Borrower and all of the Lenders or, as to any of the Lenders, advice satisfactory to the Agent that such Lender has executed this Amendment and shall have additionally received all of the following documents, each such document (unless otherwise specified) dated the date of receipt thereof by the Agent (unless otherwise specified) and in sufficient copies for each Lender, in form and substance satisfactory to the Agent (unless otherwise specified) and in sufficient copies for each Lender:

(a)   Certified copies of the resolutions of the Board of Directors of the Company and each Borrower approving this Amendment and the matters contemplated hereby and thereby and all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Amendment and the matters contemplated hereby.

(b)   A certificate of the Secretary or an Assistant Secretary of the Company and each Borrower certifying the names and true signatures of the officers of the Company and such Borrower authorized to sign this Amendment and the other documents to be delivered hereunder.

(c)   A favorable opinion of Jacqueline Whorms, counsel for the Company, with respect to this Amendment and the Credit Agreement as amended hereby, in substantially the form of Exhibit D to the Credit Agreement, hereto and as to such other matters as any Lender through the Agent may reasonably request.

(d)   A favorable opinion of Jacqueline Whorms, counsel for the Borrowers, with respect to this Amendment and the Credit Agreement as amended hereby, in substantially the form of Exhibit E to the Credit Agreement, hereto and as to such other matters as any Lender through the Agent may reasonably request.

(e)   A favorable opinion of Shearman & Sterling LLP, counsel for the Agent, with respect to this Amendment and the Credit Agreement as amended hereby, in substantially the form of Exhibit F to the Credit Agreement.

(f)    A certificate signed by a duly authorized officer of the Company stating that:

(i)           The representations and warranties contained in Section 3 of this Amendment and in Section 4 of the Credit Agreement, as amended hereby, are correct on and as of the date of such certificate as though made on and as of such date; and

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(ii)	No event has occurred and is continuing that constitutes a Default.

This Amendment is subject to the provisions of Section 9.01 of the Credit Agreement.

SECTION 3.     Representations and Warranties of the Company and Each Borrower The Company and each Borrower represents and warrants as follows:

(a)   The Company and each Borrower is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)   The execution, delivery and performance by the Company and each Borrower of this Amendment and the Credit Agreement, as amended hereby, are within the Company’s and each Borrower’s corporate powers, have been duly authorized by all necessary corporate action, and do not and will not cause or constitute a violation of any provision of law or regulation or any provision of the Certificate of Incorporation or By-Laws (or similar organizational documents of the Company or any Borrower or result in the breach of, or constitute a default or require any consent under, or result in the creation of any lien, charge or encumbrance upon any of the properties, revenues, or assets of the Company or any Borrower pursuant to, any indenture or other agreement or instrument to which the Company or such Borrower is a party or by which the Company or such Borrower or its property may be bound or affected.

(c)   No authorization, consent, approval (including any exchange control approval), license or other action by, and no notice to or filing or registration with, any governmental authority, administrative agency or regulatory body or any other third party is required for the due execution, delivery and performance by the Company or any Borrower of this Amendment or the Credit Agreement or the Notes, as amended hereby, to which it is or is to be a party.

(d)   This Amendment has been duly executed and delivered by the Company and each Borrower. This Amendment and each of the Credit Agreement and the Notes, as amended hereby, to which the Company or any Borrower is a party are legal, valid and binding obligations of the Company and each Borrower, enforceable against the Company and such Borrower in accordance with their respective terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally.

(e)   There is no action, suit, investigation, litigation or proceeding, including, without limitation, any Environmental Action, pending or to the knowledge of the Company Threatened affecting the Company or any of its Subsidiaries before any court, governmental agency or arbitrator that (i) is reasonably likely to have a Material Adverse Effect (other than the Disclosed Litigation), or (ii) purports to affect the legality, validity or enforceability of this Amendment or any of the Credit Agreement or the Notes, as amended hereby and there has been no adverse change in the status, or financial

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effect on the Company or any of its Subsidiaries, of the Disclosed Litigation from that described on Schedule 3.01(b) to the Credit Agreement, as amended hereby.

SECTION 4.     Reference to and Effect on the Credit Agreement and the Notes. (a) On and after the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the Notes to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment.

(b)          The Credit Agreement and the Notes, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c)          The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement.

SECTION 5.     Costs and Expenses. The Company agrees to pay on demand all costs and expenses of the Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Agent) in accordance with the terms of Section 9.04 of the Credit Agreement.

SECTION 6.     Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 7.     Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

HONEYWELL INTERNATIONAL INC.

By:	/s/ John J. Tus
Title:	Vice President & Treasurer

HONEYWELL ASCA INC.

By:	/s/ John J. Tus
Title:	Treasurer

HONEYWELL LIMITED HONEYWELL LIMITEE

By:	/s/ John J. Tus
Title:	Treasurer

HONEYWELL AEROSPATIALE INC.

By:	/s/ John J. Tus
Title:	Treasurer

CITIBANK, N.A., CANADIAN BRANCH, as Agent and as Lender

By:	/s/ Sheryl Holmes
Title:	Authorized Signer

ROYAL BANK OF CANADA

By:	/s/ Julita Tyszewicz
Title:	Attorney-in-Fact

THE BANK OF NOVA SCOTIA

By:	/s/ Anuj Dhawan
Title:	Director

By:	/s/ J. Davis
Title:	Associate

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HSBC BANK USA, NATIONAL ASSOCIATION TORONTO BRANCH

By:	/s/ Jody Sanderson
Title:	Authorized Signatory

By:	/s/ Margaret Lane
Title:	Authorized Signatory

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SCHEDULE 3.01(b)

DISCLOSED LITIGATION

While not giving an opinion as to whether any item is “reasonably likely to have a Material Adverse Effect,” we hereby disclose the litigation matters as stated in our Form 10-Q for the quarter ended June 30, 2006, as follows:

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Given the uncertainties regarding the status of laws, regulations, enforcement policies, the impact of other potentially responsible parties, technology and information related to individual sites, we do not believe it is possible to develop an estimate of the range of reasonably possible environmental loss in excess of our accruals. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of remediation liability, personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. The following table summarizes information concerning our recorded liabilities for environmental costs:

Six Months Ended
June 30, 2006
Beginning of period	$879
Accruals for environmental matters deemed probable and reasonably estimable	116
Environmental liability payments	(103)
Other	(4)
End of period	$ 888

Environmental liabilities are included in the following balance sheet accounts:

	June 30, 2006	December 31, 2005

Accrued liabilities	$252	$237
Other liabilities	636	642
	$888	$879

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that these environmental matters will have a material adverse effect on our consolidated financial position.

New Jersey Chrome Sites — In February 2005, the Third Circuit Court of Appeals upheld the decision of the United States District Court for the District of New Jersey (the ‘District Court’) in the matter entitled Interfaith Community Organization (ICO), et al. v. Honeywell International Inc., et al., that a predecessor Honeywell site located in Jersey City, New Jersey constituted an imminent and substantial endangerment and ordered Honeywell to conduct the excavation and transport for offsite disposal of approximately one million tons of chromium residue present at the site, as well as the remediation of site-impacted ground water and river sediments. Provisions have been made in our financial statements for the estimated cost of implementation of the excavation and offsite removal remedy, which is expected to be incurred evenly over a five-year period starting in April 2006. We do not expect implementation of this remedy to have a material adverse effect on our future consolidated results of operations, operating cash flows or financial position. A groundwater remedial plan has also been proposed for the site and is presently under review. A provision has been made for the estimated costs of the proposal. We are developing a proposed plan for remediation of river sediments for submission later this year and cannot reasonably estimate the costs of that remediation, both because the remediation plan has not been finalized and because numerous third parties could be responsible for an as yet undetermined portion of the ultimate costs of remediating the river sediment.

The site at issue in the ICO matter is one of twenty-one sites located in Hudson County, New Jersey which are the subject of an Administrative Consent Order (ACO) entered into with the New Jersey Department of Environmental Protection (NJDEP) in 1993. Remedial investigations and activities consistent with the ACO are underway at the other sites (the ‘Honeywell ACO Sites’).

On May 3, 2005, NJDEP filed a lawsuit in New Jersey Superior Court against Honeywell and two other companies seeking declaratory and injunctive relief, unspecified damages, and the reimbursement of unspecified total costs relating to sites in New Jersey allegedly contaminated with chrome ore processing residue. The claims against Honeywell relate to the activities of a predecessor company which ceased its New

Jersey manufacturing operations in the mid-1950s. While the complaint is not entirely clear, it appears that approximately 100 sites are at issue, including 17 of the Honeywell ACO Sites, sites at which the other two companies have agreed to remediate under separate administrative consent orders, as well as approximately 53 other sites (identified in the complaint as the ‘Publicly Funded Sites’) for which none of the three companies have signed an administrative consent order. In addition to claims specific to each company, NJDEP claims that all three companies should be collectively liable for all the chrome sites based on a ‘market share’ theory. In addition, NJDEP is seeking treble damages for all costs it has incurred or will incur at the Publicly Funded Sites. Honeywell believes that it has no connection with the sites covered by the other companies’ administrative consent orders and, therefore, we have no responsibility for those sites. At the Honeywell ACO Sites, we are conducting remedial investigations and activities consistent with the ACO; thus, we do not believe the lawsuit will significantly change our obligations with respect to the Honeywell ACO Sites. Lawsuits have also been filed against Honeywell in the District Court under the Resource Conservation and Recovery Act (RCRA) by two New Jersey municipal utilities seeking the cleanup of chromium residue at two Honeywell ACO Sites and by a citizens’ group against Honeywell and thirteen other defendants with respect to contamination on about a dozen of the Honeywell ACO Sites. For the reasons stated above, we do not believe these lawsuits will significantly change our obligations with respect to the Honeywell ACO Sites.

Although it is not possible at this time to predict the outcome of matters discussed above, we believe that the allegations are without merit and we intend to vigorously defend against these lawsuits. We do not expect these matters to have a material adverse effect on our consolidated financial position. While we expect to prevail, an adverse litigation outcome could have a material adverse impact on our consolidated results of operations and operating cash flows in the periods recognized or paid.

Onondaga Lake, Syracuse, NY — A predecessor company to Honeywell operated a chemical plant which is alleged to have contributed mercury and other contaminants to the Lake. In July 2005, the New York State Department of Environmental Conservation (the DEC) issued its Record of Decision with respect to remediation of industrial contamination in the Lake.

The Record of Decision calls for a combined dredging/capping remedy generally in line with the approach recommended in the Feasibility Study submitted by Honeywell in May 2004. Based on currently available information and analysis performed by our engineering consultants, we have accrued for our estimated cost of implementing the remedy set forth in the Record of Decision. Our estimating process considered a range of possible outcomes and amounts recorded reflect our best estimate at this time. We do not believe that this matter will have a material adverse impact on our consolidated financial position. Given the scope and complexity of this project, it is possible that actual costs could exceed estimated costs by an amount that could have a material adverse impact on our consolidated results of operations and operating cash flows in the periods recognized or paid. At this time, however, we cannot identify any legal, regulatory or technical reason to conclude that a specific alternative outcome is more probable than the outcome for which we have made provisions in our financial statements. The DEC’s aggregate cost estimate, which is higher than the amount reserved, is based on the high end of the range of potential costs for major elements of the Record of Decision and includes a contingency. We are engaged in discussions with the DEC regarding a possible Consent Decree that would provide for implementation of the remedy set forth in the Record of Decision. The actual cost of the Record of Decision will depend upon, among other things, the resolution of certain technical issues during the design phase of the remediation.

Dundalk Marine Terminal, Baltimore -- Chrome residue from legacy chrome plant operations in Baltimore was deposited as fill at the Dundalk Marine Terminal (“DMT”), which is owned and operated by the Maryland Port Administration (“MPA”). Honeywell and the MPA have been sharing costs to investigate and mitigate related environmental issues, and have entered into a cost sharing agreement under which Honeywell will bear a 77 percent share of the costs of developing and implementing permanent remedies for the DMT facility. The investigative phase is expected to take approximately 18 to 36 months, after which the appropriate remedies will be identified and chosen. We have negotiated a Consent Decree with the MPA and the Maryland Department of the Environment (“MDE”) with respect to the investigation and remediation of the DMT facility, and that Consent Decree has been filed with and is pending before the Circuit Court for Baltimore County, Maryland. BUILD, a Baltimore community group, together with a local church and two individuals, have intervened and are challenging the Consent Decree. We do not believe that this matter will have a material adverse impact on our consolidated financial position or operating cash flows. Given the scope and complexity of this project, it is possible that the cost of remediation, when determinable, could have a material adverse impact on our results of operations in the periods recognized.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Products containing asbestos previously manufactured by Honeywell or by previously owned subsidiaries primarily fall into two general categories; refractory products and friction products.

Refractory Products—Honeywell owned North American Refractories Company (NARCO) from 1979 to 1986. NARCO produced refractory products (high temperature bricks and cement) which were sold largely to the steel industry in the East and Midwest. Less than 2 percent of NARCO’s products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. On January 4, 2002, NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO. In addition, the bankruptcy court enjoined both the filing and prosecution of NARCO-related asbestos claims against Honeywell. Although the stay has remained in effect continuously since January 4, 2002, there is no assurance that such stay will remain in effect. In connection with NARCO’s bankruptcy filing, we paid NARCO’s parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO’s parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell (which amount was paid in December 2005 following the filing of NARCO’s Third Amended Plan of Reorganization), and to pay NARCO’s parent company $40 million, and to forgive any outstanding NARCO indebtedness, upon the confirmation and consummation, respectively, of such a plan.

We believe that, as part of the NARCO plan of reorganization, a trust will be established for the benefit of all asbestos claimants, current and future, pursuant to Trust Distribution Procedures negotiated with the NARCO Committee of Asbestos Creditors and the Court-appointed legal representative for future asbestos claimants. If the trust is put in place and approved by the Court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. Honeywell has reached agreement with the representative for future NARCO claimants and the Asbestos Claimants Committee to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell’s operating cash flows.

The vast majority of the asbestos claimants have voted in favor of NARCO’s Third Amended Plan of Reorganization (NARCO Plan). The Court conducted its evidentiary hearing on confirmation issues on June 5 and 6, 2006. As of the hearing, all significant objections to the NARCO Plan have either been resolved or dismissed. The Court’s confirmation order for NARCO may be delayed, however, due to additional evidentiary requirements relating to the confirmation of a plan of reorganization for one of NARCO’s affiliates. Although we expect the NARCO plan of reorganization and the NARCO trust to be ultimately approved by the Court, no assurances can be given as to the Court’s ruling or the time frame for resolving any appeals of such ruling.

Our consolidated financial statements reflect an estimated liability for settlement of pending and future NARCO-related asbestos claims as of June 30, 2006 and December 31, 2005 of $1.7 and $1.8 billion, respectively. The estimated liability for current claims is based on terms and conditions, including evidentiary requirements, in definitive agreements with approximately 260,000 current claimants. Substantially all settlement payments with respect to current claims are expected to be made by the end of 2007. Approximately $90 million of payments due pursuant to these settlements is due only upon establishment of the NARCO trust.

The estimated liability for future claims represents the estimated value of future asbestos related bodily injury claims expected to be asserted against NARCO through 2018 and the aforementioned obligations to NARCO’s parent. The estimate is based upon the disease criteria and payment values contained in the NARCO Trust Distribution Procedures negotiated with the NARCO Asbestos Claimants Committee and the NARCO future claimants’ representative. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under Statement of Financial Accounting Standards No. 5. Honeywell retained the expert services of Hamilton, Rabinovitz and Alschuler, Inc. (HR&A) to project the probable number and value, including trust claim handling costs, of asbestos related future liabilities based upon historical experience with similar trusts. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and is the same methodology that is utilized by an expert who is routinely retained by the asbestos claimants committee in asbestos related bankruptcies. The valuation methodology includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history, the pending inventory of NARCO asbestos related claims and payment rates expected to be established by the NARCO trust.

As of June 30, 2006 and December 31, 2005, our consolidated financial statements reflect an insurance receivable corresponding to the liability for settlement of pending and future NARCO-related asbestos claims of $1.0 and $1.1 billion, respectively. This coverage reimburses Honeywell for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs and is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. At June 30, 2006, a significant portion of this coverage is with insurance companies with whom we have agreements to pay full policy limits based on corresponding Honeywell claims costs. We conduct analyses to determine the amount of insurance that we estimate is probable that we will recover in relation to payment of current and estimated future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs.

In the second quarter of 2006, Travelers Casualty and Insurance Company (“Travelers”) filed a lawsuit against Honeywell and other insurance carriers in the Supreme Court of New York, County of New York, disputing obligations for NARCO-related asbestos claims under high excess insurance coverage issued by Travelers and other insurance carriers. Approximately $370 million of coverage under these policies is included in our NARCO-related insurance receivable at June 30, 2006. Honeywell believes it is entitled to the coverage at issue and has filed counterclaims in the Superior Court of New Jersey seeking, among other things, declaratory relief with respect to this coverage. Although Honeywell expects to prevail in this matter, an adverse outcome could have a material impact on our results of operation in the period recognized but would not be material to our consolidated financial position or operating cash flows.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that a plan of reorganization will be confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we review our estimates periodically, and update them based on our experience and other relevant factors. Similarly we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

Friction products — Honeywell’s Bendix friction materials (Bendix) business manufactured automotive brake pads that contained chrysotile asbestos in an encapsulated form. There is a group of existing and potential claimants consisting largely of individuals that allege to have performed brake replacements.

From 1981 through June 30, 2006, we have resolved approximately 87,000 Bendix related asbestos claims including trials covering 122 plaintiffs, which resulted in 116 favorable verdicts. Trials covering six individuals resulted in adverse verdicts; however, two of these verdicts were reversed on appeal, a third is on appeal, and the remaining three claims were settled. The following tables present information regarding Bendix related asbestos claims activity:

	Six Months Ended June 30, 2006	Year Ended December 31,
Claims Activity		2005		2004
Claims Unresolved at the beginning of period	79,502	76,348		72,976
Claims Filed during the period	1,963	7,520		10,504
Claims Resolved during the period	(9,291)	(4,366	)(a)	(7,132)
Claims Unresolved at the end of period	72,174	79,502		76,348

Disease Distribution of Unresolved Claims
Mesothelioma and Other Cancer Claims	4,906	4,810		3,534
Other Claims	67,268	74,692		72,814
Total Claims	72,174	79,502		76,348

(a)

Excludes 2,524 claims which were inadvertently included in resolved claims as of December 31, 2005 which had no impact on the recorded values for such claims and has been corrected for purposes of this presentation.

Approximately 30 percent of the approximately 72,000 pending claims at June 30, 2006 are on the inactive, deferred, or similar dockets established in some jurisdictions for claimants who allege minimal or no impairment. The approximately 72,000 pending claims also include claims filed in jurisdictions such as Texas, Virginia and Mississippi that historically allowed for consolidated filings. In these jurisdictions, plaintiffs were permitted to file complaints against a pre-determined master list of defendants, regardless of whether they have claims against each individual defendant. Many of these plaintiffs may not actually have claims against Honeywell. Based on state rules and prior experience in these jurisdictions, we anticipate that many of these claims will ultimately be dismissed.

Honeywell has experienced average resolution values per claim excluding legal costs as follows:

	Years Ended December 31,
	2005	2004	2003
	(in whole dollars)
Malignant claims	$58,000	$90,000	$95,000
Nonmalignant claims	$600	$1,600	$3,500

It is not possible to predict whether resolution values for Bendix related asbestos claims will increase, decrease or stabilize in the future.

We have accrued for the estimated cost of pending Bendix related asbestos claims. The estimate is based on the number of pending claims at June 30, 2006, disease classifications, expected settlement values and historic dismissal rates. Honeywell retained the expert services of HR&A (see discussion of HR&A under Refractory products above) to assist in developing the estimated expected settlement values and historic dismissal rates. HR&A updates expected settlement values for pending claims during the second quarter each year. We cannot reasonably estimate losses which could arise from future Bendix related asbestos claims because we cannot predict how many additional claims may be brought against us, the allegations in such claims or their probable outcomes and resulting settlement values in the tort system.

Honeywell currently has approximately $1.9 billion of insurance coverage remaining with respect to pending and potential future Bendix related asbestos claims of which $273 and $377 million are reflected as receivables in our consolidated balance sheet at June 30, 2006 and December 31, 2005, respectively. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Insurance receivables are recorded in the financial statements simultaneous with the recording of the liability for the estimated value of the underlying asbestos claims. The amount of the insurance receivable recorded is based on our ongoing analysis of the insurance that we estimate is probable of recovery. This determination is based on our analysis of the underlying insurance policies, our historical experience with our insurers, our ongoing review of the solvency of our insurers, our interpretation of judicial determinations relevant to our insurance programs, and our consideration of the impacts of any settlements reached with our insurers. Insurance receivables are also recorded when structured insurance settlements provide for future fixed payment streams that are not contingent upon future claims or other events. Such amounts are recorded at the net present value of the fixed payment stream.

On a cumulative historical basis, Honeywell has recorded insurance receivables equal to approximately 50 percent of the value of the underlying asbestos claims recorded. However, because there are gaps in our coverage due to insurance company insolvencies, certain uninsured periods, and insurance settlements, this rate is expected to decline for any future Bendix related asbestos liabilities that may be recorded. Future recoverability rates may also be impacted by numerous other factors, such as future insurance settlements, insolvencies and judicial determinations relevant to our coverage program, which are difficult to predict. Assuming continued defense and indemnity spending at current levels, we estimate that the cumulative recoverability rate could decline over the next five years to approximately 40 percent.

Honeywell believes it has sufficient insurance coverage and reserves to cover all pending Bendix related asbestos claims. Although it is impossible to predict the outcome of pending claims or to reasonably estimate losses which could arise from future Bendix related asbestos claims, we do not believe that such claims would have a material adverse effect on our consolidated financial position in light of our insurance coverage and our prior experience in resolving such claims. If the rate and types of claims filed, the average indemnity cost of such claims and the period of time over which claim settlements are paid (collectively, the ‘Variable Claims Factors’) do not substantially change, Honeywell would not expect future Bendix related asbestos claims to have a material adverse effect on our results of operations or operating cash flows in any fiscal year. No assurances can be given, however, that the Variable Claims Factors will not change.

Refractory and friction products — The following tables summarize information concerning NARCO and Bendix asbestos related balances:

Asbestos Related Liabilities

	Six Months Ended June 30, 2006
	Bendix	NARCO	Total
Beginning of period	$287	$1,782	$2,069
Accrual for claims filed and defense costs incurred	70	—	70
Asbestos related liability payments	(56)	(105)	(161)
Settlement with plaintiff firm of certain pending asbestos claims	—	32	32
Update of expected resolution values for pending claims	1	—	1
End of period	$302	$1,709	$2,011

Insurance Recoveries for Asbestos Related Liabilities

	Six Months Ended June 30, 2006
	Bendix	NARCO	Total
Beginning of period	$377	$1,096	$1,473
Probable insurance recoveries related to claims filed	9	—	9
Proceeds from sale of insurance receivables	(100)	—	(100)
Insurance receipts for asbestos related liabilities	(32)	(76)	(108)
Insurance receivables settlement	17	—	17
Other	2	—	2
End of period	$273	$1,020	$1,293

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

	June 30, 2006	December 31, 2005
Other current assets	$154	$171
Insurance recoveries for asbestos related liabilities	1,139	1,302
	$1,293	$1,473

Accrued liabilities	$520	$520
Asbestos related liabilities	1,491	1,549
	$2,011	$2,069

We are monitoring proposals for federal asbestos legislation pending in the United States Congress. Due to the uncertainty as to whether proposed legislation will be adopted and as to the terms of any adopted legislation, it is not possible at this point in time to determine what impact such legislation would have on our asbestos liabilities and related insurance recoveries.

The Company’s SEC filings are available free of charge on our website, www.honeywell.com, under the heading “Investor Relations” (see “SEC Filings”).